Exhibit 99.1

July 19, 2010

TO:         Mr. Roger L. Hawley
Dr. Amir Kalali
Dr. Jay D. Kranzler
Mr. Jon W. McGarity
Mr. Jean-Pierre Millon,
Dr. Perry B. Molinoff
Dr. Tina S. Nova
Mr. Daniel H. Petree

To the Board of Directors of Cypress:

Ramius Value and Opportunity Advisors LLC, together with its affiliates, (“Ramius”), propose to acquire all of the outstanding shares of common stock of Cypress Bioscience, Inc. (“Cypress” or the “Company”) that we do not already own at a price of $4.00 per share in cash. Ramius currently owns approximately 9.9% of the outstanding common stock of Cypress, making us one of the largest shareholders of the Company. We are ready, willing, and able to close this transaction expeditiously and expect the Board of Directors (the “Board”) to retain a reputable investment bank to immediately engage in discussions with us and any other potential acquirers to maximize value for all shareholders.

Up until now, we believe the current Board has shown a complete disregard for the best interests of all shareholders and its fiduciary duty to maximize shareholder value. We are currently evaluating all legal options and reserve our rights to take any action necessary to ensure that Cypress is run in a manner that is consistent with the best interests of all shareholders. We implore the Board to cease and desist from approving any further acquisitions and not enter into, or seek or propose to enter into, any further material transactions, licensing agreements or business combinations that could jeopardize the ability for shareholders to realize full and fair value for their investment.

It is incumbent on all directors to now realize that their fiduciary obligations are to maximize value for all shareholders. Our offer is real, and provides a substantial premium to the market price of the Company.

Ramius Offer:

Our all-cash proposal of $4.00 per share represents a 60% premium over the last closing price of $2.50 per share, and a 74% premium to the average closing price of $2.30 per share since the announcement of the acquisition of BioLineRx’s BL-1020 on June 21, 2010. In addition to the all-cash offer, if management is so convinced that BL-1020 is likely to be successful, we are willing to consider an acquisition structure that would allow management to continue the development of BL-1020 if they are able to fund the required financing for the Phase IIb trial themselves or from a third-party financing source. As part of this structure, we would envision management and third-party financing retaining a 50% interest in BL-1020, with the other 50% interest retained on a pro-rata basis by all existing Cypress shareholders. This would be in addition to the $4.00 per share in cash to all shareholders. We believe that this structure would provide shareholders with immediate liquidity through an all-cash acquisition at a significant premium to the current stock price and provide an opportunity to retain future upside potential from the development of BL-1020 without shareholders funding the risk. Our acquisition proposal is conditioned upon satisfactory completion of limited due diligence (which we expect to be confirmatory provided the Board does not take any value-destroying actions), the waiver of any Company anti-takeover provisions, and the execution of a mutually acceptable definitive agreement which will include customary conditions for a transaction of this type and size. Further, the value of our proposal is based on the Company taking no further actions to adversely change the Company’s latest balance sheet and we reserve all rights accordingly. We are prepared to enter into immediate discussions with the Company’s Board of Directors to consummate a transaction.

Management and Board Performance:

We implore the Board to understand that their fiduciary duty is to maximize value for shareholders and that now is the time to hire a reputable investment bank to undergo a sale process in which we will participate. Under the leadership of the current management team and Board, the performance of Cypress has been and continues to be unacceptable to shareholders. This is demonstrated by the significant destruction of shareholder value over the past one, three and five years. As shown in the chart below, Cypress has materially underperformed both the Russell 2000 Index and Nasdaq Biotech Index over those time periods.

We believe this destruction of shareholder value is a direct result of ill-conceived acquisitions and other internal investments proposed and executed by management and supported by the current Board.

Proprius:

On February 25, 2008, Cypress announced the acquisition of Proprius for an upfront payment of $37.5 million with an additional $37.5 million in potential milestone-related payments associated with the development of Proprius’ therapeutic candidates. Prior to the announcement of the acquisition, Cypress’ shares were trading at $7.96 per share and the Company had approximately $182 million in cash. At the time of the acquisition, the stated rationale for the transaction was to generate significant income from product sales and to attract new commercial opportunities in order to leverage the Company’s existing sales force.

“My experience suggests that with proper execution, Cypress’s attractiveness as an in-licensing partner in its specialty segment should increase significantly…yet we believe that even as an independent business proposition, the Proprius diagnostics business could hold its own, as the high-value nature of the offerings are expected to support druglike margins over time.”

- Jay D. Kranzler, CEO (February 25, 2008 Cypress Bioscience investor call).

Based on the publicly reported results since the acquisition of Proprius, the transaction has been a complete failure. In fact, since the acquisition, total revenue from Proprius’ products has amounted to less than $600,000 while costing the Company approximately $40 million in upfront payments and losses. In a recent Company disclosure, management even conceded that the attempt to transition to a commercial business has failed.

“While we have managed to build some value in our attempt to transition to the commercial stage, we have come to the conclusion that our commercial business is not likely to provide a source of sustainable competitive advantage or an opportunity for an optimal return on invested capital.”

- Excerpt from July 12, 2010 8-K filing

The acquisition of Proprius and the decision to be in the commercial business was clearly a mistake and likely a predictable one. Although management’s acknowledgement of this $40 million mistake is a step in the right direction, the hasty decision to jump into high-risk drug development only compounds that prior error. The Board needs to realize that a management team that continues to destroy shareholder value by making increasingly risky investments with shareholder money is not a management team to follow blindly. The correct conclusion at this juncture is to stop, hire a reputable banker, and maximize value for all shareholders.

BioLineRx BL-1020:

On June 20, 2010, Cypress announced that it had entered into an exclusive North American license for the development and commercialization of BioLineRx’s antipsychotic BL-1020. Under the terms of the agreement, Cypress agreed to pay BioLineRx an upfront payment of $30 million, with potential clinical milestone payments of up to $160 million, potential commercial milestone payments of up to $85 million, and potential payments upon additional indications of $90 million. In addition to these payments, Cypress is also responsible to fund all continuing development activity including clinical trials that we believe could cost the Company in excess of $75 million over the next four to five years. All of this is just for the North American rights.

Given the precipitous drop in the Company’s stock price by 38% immediately following the announcement of the BL-1020 acquisition, it is clear that investors do not have confidence in management’s ability to execute on this acquisition and do not believe in the Company’s recently revised strategy to acquire and internally develop highly speculative, early stage drugs. Additionally, the risk of this new strategy has resulted in one analyst that follows the Company already calling for a capital raise in the future.

“between the development costs for ‘1020 and the milestones due to BioLineRx, we would expect the Company will now need to raise capital at least once prior to ‘1020’s potential launch.”

- Oppenheimer Equity Research Report (June 21, 2010).

As discussed before, if management truly believes in the investment merits of BL-1020, we are willing to allow management to share the upside of BL-1020 with the shareholders provided they put in their own money or find third party financing to fund the development so that shareholders do not assume all of the risk.

Fiduciary Responsibility:

It is the fiduciary responsibility of management and the Board to represent the best interests of all shareholders. Given the long history of underperformance driven by ill-conceived acquisitions and failed investments, we believe that management and the current Board may have failed to fully and faithfully represent shareholder interests and discharge their duties. We question whether the members of the Board have breached their respective fiduciary duties to shareholders by continuing to approve highly speculative, overpriced, and value-destroying acquisitions that serve only to further entrench the existing management team and the current Board.

The most recent transaction to acquire BL-1020, which resulted in a one-day stock price decline of 38%, raises further questions about potential conflicts of interest. These potential conflicts include potential relationships between Cypress’ management and the management of BioLine and the role of Cypress’ CEO Dr. Kranzler in advising BioLine on the initial due diligence for BL-1020.

We are evaluating such potential conflicts and the unconventional committee structure of the Board. We seriously question why the Finance Committee, which is comprised of only one director, Daniel Petree, has the sole authority to evaluate, review, facilitate and approve the selection and engagement of financial advisors in connection with strategic transactions, licenses, joint ventures, acquisitions and other similar transactions. We also question the need for the formation of the Strategic Committee in February 2010. According to the proxy, “The Strategic Committee meets with and advises management as the Company considers product licensing, potential acquisitions and other strategic opportunities.” However, the Strategic Committee is comprised of only two board members, Dr. Kranzler, the CEO of Cypress, and Mr. Petree, the sole member of the Finance Committee. Forming the Strategic Committee seems particularly suspect because the Company already has a New Products Committee comprised of five directors who are responsible for evaluating in-license and acquisition candidates. Additionally, we question how the Board can maintain its independence while evaluating new acquisitions when its CEO is part of a two-person committee that advises management on potential acquisitions.

Based on our belief that the Board may have breached its fiduciary duty to shareholders, we are currently evaluating any and all legal options to ensure that the Company does not seek to take any further value destroying measures. We will continue to closely monitor the Board’s actions. To the extent the Board ignores our pleas and continues to pursue additional acquisitions and/or investments, we will not hesitate to take any and all action to protect our investment and the best interests of all shareholders.

Conclusion:

•
We believe our all-cash offer of $4.00 per share plus the ability to retain upside in the development of BL-1020 if management and/or a third party financing source are willing to fund the ongoing development costs is fair, and provides shareholders with a better alternative to the Company’s current plan of pursuing highly-speculative acquisitions that could continue to destroy significant shareholder value.

•	We are prepared to enter into immediate discussions with the Board around structuring a transaction that maximizes value for all shareholders.

•	We fully expect the Board to immediately hire a reputable investment bank to evaluate our offer and to formally explore a sale of the Company.

•
We expect the Board to cease and desist from allowing management to complete any more acquisitions or any other potentially value-destroying transactions while the Board fully evaluates maximizing value for all shareholders through an expeditious sale process.

We look forward to having productive discussions with you and your advisers to consummate a transaction. In the event that the Board is unwilling to negotiate a transaction that maximizes value for all shareholders, and instead chooses to continue down its current path of destroying shareholder value, we reserve all rights to take any action we deem necessary to ensure the best interests of all shareholders are represented.

Best regards,

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Partner Managing Director
Ramius LLC